

May 16, 2024

Larry Powalisz
Chief Executive Officer
Adia Nutrition, Inc.
4421 Gabriella Lane
Winter Park, Florida 32792

   Re: Adia Nutrition, Inc.
     Offering Statement on Form 1-A
     Filed April 19, 2024
     Amendment No. 1 to Offering Statement on Form 1-A
     Filed April 24, 2024
     File No. 024-12427

Dear Larry Powalisz:

  We have reviewed your offering statement and have the following comments.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A and Amendment No. 1 to Offering Statement on Form 1-A

Cover Page

1. We note the second paragraph under the heading on the cover page which relates to the duration of the offering. Please revise this disclosure to provide a date that the offering will end, as required by Item 1(e) of Form 1-A.

2. We note your statement on page 12 that no funds will be placed in an escrow account during the offering period. Please include this information on the cover page of the offering statement, as required by Item 1(e) of Form 1-A.

3. Please disclose on the cover page that you are a shell company.

Offering Circular Summary
Our Company, page 2

4.   Please revise your offering circular summary to provide a brief description of your current financial condition.

Risk Factors
Risks Related to Our Company
If we are unable to manage future expansion effectively, our business may be adversely impacted., page 6

5.   We note your disclosure here that you may "experience rapid growth in [y]our aviation services[.]" We also note your disclosure on page 2 that your business plan involves the "provision of high-quality natural supplements and innovative healthcare solutions." Please reconcile this disclosure or advise.

Use of Proceeds, page 11

6.   We note your disclosure that you intend to utilize a portion of the proceeds from this offering to purchase inventory. Please revise your disclosure here to provide further details about the types of inventory that you intend to purchase with the proceeds from this offering.

7.   We note the figures set forth in your table labeled "Use of Proceeds for Assumed Percentage of Remaining Shares Sold in This Offering." The total amounts listed do not appear to correspond to the other figures in the table. Please reconcile or advise.

8.   We note your disclosure that you intend to utilize up to $75,000 of the proceeds of this offering to compensate your management. Please revise your disclosure where relevant to state whether you have entered into compensation agreements with your Chief Executive Officer and your Financial Officer.

Description of Securities
Special 2022 Series A Preferred Stock, page 16

9.   We note your disclosure that the share of the Special 2022 Series A Preferred Stock shall have a conversion rate of 60,000,000:1 of common stock. Please clarify here, if true, that if the holder of the Special 2022 Series A Preferred Stock exercises the holder's right of conversion, the holder would no longer be entitled to 60% of all votes entitled to vote at each meeting of the shareholders of the Company.

Business, page 17

10. Please clarify whether you conduct your business through your sole subsidiary, Hydration Foundation, Inc. or, alternatively, please advise.

Business Plan, page 18

11.   Please revise to disclose the regulatory landscape applicable to the Natural Supplements and Autologous Hematopoietic Stem Cell Transplantation referenced here, including any manufacturing, labeling and marketing regulations.

12.   Please provide the basis for the statement that AHSCT "reset[s] the immune system and halt[s] the progression of MS."

13.   Please provide further details about your range of products and whether any of your products require approval from the FDA or other similar regulators. Please also clarify whether you are currently selling any products and, if so, which products you have sold.

Growth and Expansion, page 19

14.   We note you intend to explore opportunities to expand your market reach and geographic presence by entering new regions and establishing partnerships with healthcare providers and distributors worldwide. Please provide further details regarding your current geographic presence as well as the applicable international regulatory landscape for your intended geographic expansion, or otherwise advise.

Clinical Research, page 19

15.   We note your disclosure here that you "intend to conduct clinical trials and research studies to further validate the efficacy and safety of AHSCT as a treatment option for MS[.]" We also note your disclosure on page 18 that you "will not be required to obtain FDA clearance" for this service. Please reconcile this disclosure or advise.

Plan of Business, page 19

16.   We note your disclosure that you "anticipate" beginning to generate revenues over the next twelve months. Please revise to clarify, if true, that this is a goal, or otherwise advise. In this regard, we note your disclosure on page 4 that there is no assurance that you will ever generate revenues from your business operations.

Directors, Executive Officers, Promoters, and Control Persons, page 23

17.   Please revise your disclosure to specifically identify the experience, qualifications, attributes or skills that led to the conclusion that Larry Powalisz should serve as a director. Refer to Item 401(e) of Regulation S-K.

18.   It appears Larry Powalisz and Rebecca Miller hold additional positions outside your company. Please disclose the number of hours per week, if any, that Larry Powalisz and Rebecca Miller are required to devote to your company.

Consolidated Statements of Operations, page F-3

19.   We note your reference to an accountants report on several pages of your financial

statements, which appears to contradict your disclosures elsewhere that the financial statements are unaudited. Please revise your filing to reconcile these inconsistencies. Refer to Part F/S (b)(2) of Form 1-A of Regulation A, including the requirements for providing an audit report under certain circumstances "if an audit of these financial statements is obtained for other purposes."

<u>Note 8 - Subsequent Events, page F-11</u>

20.   You disclose here on page F-11 that on April 1, 2023, Adia Nutrition, Inc. acquired Hydration Foundation, Inc. You also disclose that Hydration Foundation, Inc. has operations. Revise to address the following:

- Tell us in detail and revise your footnotes and Management's Discussion and Analysis (MD&A) to disclose how you accounted for the acquisition of Hydration Foundation, Inc.
- As part of your response, tell us the accounting literature on which you relied in determining the accounting treatment for this transaction. Specifically identify the factors you considered in determining whether to account for the transaction as a forward or reverse acquisition or a reverse recapitalization.
- Revise your financial statements and MD&A to disclose the extent to which the activities of Hydration Foundation are reflected in the historical results for the periods presented.
- Please revise to provide the financial statements of Hydration Foundation. Refer to (b)(7)(iii) of Part F/S of Form 1-A of Regulation A as well as Rule 8-04 of Regulation S-X.
- Your disclosure that Hydration Foundation has operations appears to contradict your disclosures throughout your filing that Adia Nutrition is a shell company. Revise to reconcile the apparent inconsistencies and to clearly disclose the point at which Adia commenced operations.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Atallah at 202-551-3663 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jimmy (CF) McNamara at 202-551-7349 or Joshua Gorsky at 202-551-7836 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Eric Newlan